Stuart Ogg +1 650 752 3295 SOgg@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
September 17, 2025
Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:        Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re:       Pattern Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2025
File No. 333-289810
Dear Staff:
This letter is submitted on behalf of Pattern Group Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 10, 2025 (the “Registration Statement”), as set forth in your letter dated September 16, 2025 addressed to David Wright, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the response to the Staff’s comment.
For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page references in the response refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.
The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Securities and Exchange Commission
September 17, 2025

Summary Consolidated Financial and Other Data, page 17
1.Please explain in detail how you derived the numerator and denominator of your pro forma net earnings (loss) per share calculations.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has set forth below in tabular format the Company’s calculations of pro forma net earnings and the weighted average shares of common stock used to compute the numerator and denominator of pro forma earnings per share. The adjustments to calculate pro forma earnings per share reflect the adjustments to both the numerator and denominator, including:
•Adjustments to Numerator (net income attributable to common and preferred stockholders):
◦Reversing the Series B Preferred Stock undeclared dividend: the Company has reversed the undeclared dividends and accretion related to a guaranteed dividend that the Series B Preferred Stockholders would no longer be entitled to after the Series B Preferred Stock Conversion and the Common Stock Reclassification. A commensurate adjustment to the denominator reflects the Series B Preferred Stock Conversion and the Common Stock Reclassification.
◦Net income allocable to Series A Preferred Stock: the Company has reversed the net income allocable to Series A Preferred Stock as a result of the Series A Preferred Stock Conversion and the Common Stock Reclassification. A commensurate adjustment to the denominator reflects the Series A Preferred Stock Conversion and the Common Stock Reclassification.
◦Record stock-based compensation expense related to RSUs for which the service-based conditions have been satisfied and liquidity event condition is expected to be satisfied in connection with this offering. A commensurate adjustment to the denominator reflects the settlement of vested RSUs as of the date of the prospectus.
•Adjustments to Denominator:
◦The Common Stock Reclassification.
◦The Series A Preferred Stock Conversion.
◦The Series B Preferred Stock Conversion.
◦The settlement of vested RSUs as of the date of the prospectus.
◦The Founder Preferred Stock Reclassifications.

Securities and Exchange Commission
September 17, 2025

	Year Ended December 31,	Six Months Ended June 30,
(in thousands, except per share data)	2024	2025
Numerator:
Net income attributable to common and preferred stockholders	$42,491	$32,083
Pro forma adjustment to reverse the Series B Preferred Stock dividend - undeclared	17,992	8,922
Pro forma adjustment to reverse the income allocable to participating Series A Preferred Stock	7,373	5,578
Pro forma adjustment to record stock-based compensation expense related to RSUs for which the service-based condition has been satisfied and the liquidity event condition is expected to be satisfied in connection with this offering	(15,273)	(17,533)
Pro forma net income attributable to Series A and Series B common stockholders - basic and diluted	$52,583	$29,050
Denominator:
Pro forma adjustment to reflect the Common Stock Reclassification	3,799	3,799
Pro forma adjustment to reflect the Series A Preferred Stock Conversion	15,750	15,750
Pro forma adjustment to reflect the Series B Preferred Stock Conversion	32,129	32,129
Pro forma adjustment to reflect the settlement of vested RSUs as of the date of this prospectus	13,598	13,598
Pro forma adjustment to reflect the Founder Preferred Stock Reclassifications	105,835	105,835
Pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, basic(1)	171,111	171,111
Pro forma effect of dilutive securities (RSUs)	5,413	6,546
Pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, diluted(2)	176,524	177,657
Pro forma net earnings per share attributable to Series A and Series B common stockholders
Basic	$0.31	$0.17
Diluted	$0.30	$0.16
(1) The pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, basic includes 149,408,674 shares of Series A common stock and 21,702,512 shares of Series B common stock as of June 30, 2025, after giving effect to the Reclassifications and the Convertible Preferred Stock Conversion.
(2) The pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, diluted includes 155,954,964 shares of Series A common stock and 21,702,512 shares of Series B common stock as of June 30, 2025, after giving effect to the Reclassifications and the Convertible Preferred Stock Conversion.
Each of the Series B Preferred Stock Conversion and Founder Stock Reclassifications gives effect to certain anti-dilution adjustments based on the initial public offering price pursuant to the Company’s amended and restated certificate of incorporation as currently in effect and are shown based on the assumed midpoint of the estimated initial public offering price range of $14.00 per share as described in the Amended Registration Statement. For the descriptions and definitions of the terms Common Stock Reclassification, Series A Preferred Stock Conversion, Series B Preferred Stock Conversion and Founder Preferred Stock Reclassifications, the Company refers the Staff to pages 15 and 16 of the Amended Registration Statement. The Company advises the Staff that it has revised the disclosure on page 18 of the Amended Registration Statement in response to the Staff’s comment.
Signature Page Follows.

Securities and Exchange Commission
September 17, 2025

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg

W. Stuart Ogg, Goodwin Procter LLP

cc:	David Wright, Pattern Group Inc.
Benjamin M. Craven, Pattern Group Inc.
Micheal J. Reagan, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
Tad J. Freese, Latham &Watkins LLP
Marc D. Jaffe, Latham &Watkins LLP
Brent T. Epstein, Latham &Watkins LLP
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